OWENS CORNING

ONE OWENS CORNING PARKWAY

TOLEDO, OH 43659

Ron Ranallo

Vice President and Corporate Controller

October 9, 2007

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
SEC File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated August 29, 2007 relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 (the “Form 10-K”) and Forms 10-Q for the Fiscal Quarters ended March 31, 2007 and June 30, 2007, SEC File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2007, May 2, 2007 and August 1, 2007, respectively. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

October 9, 2007

Response:

As applicable below, we have provided the revised text in italics as it would have looked in the filings referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Results of Operations, page 34

2.	We have read your response to comment three from our letter dated August 10, 2007. We note that you have provided cautionary language about the non-comparability of Predecessor and Successor information. However, we continue to believe it is not appropriate to present or discuss the combined results of the Predecessor and the Successor below the gross profit line item. For amounts below the gross profit line, it is more appropriate to discuss the separate historical results of the Predecessor and the Successor, individually. Please revise your MD&A accordingly.

Response:

In response to the Staff’s comment, the Company acknowledges the Staff’s concern and will revise its MD&A prospectively to discuss the separate historical results of the Predecessor and Successor, individually, below the income from operations line item. The Company respectfully notes that it believes the combination of the Predecessor and the Successor financial statements in the MD&A for income from operations is useful for an investor in order to gain a full understanding of the Company’s financial condition, since the combined income from operations is the measure used by the Chief Operating Decision Maker for reporting results of operations to the Board of Directors of the Company, and for analysis of performance and related employee compensations measures. The Company further notes, that within the line items reconciling gross profit to income from operations, the impact of fresh-start accounting was immaterial except as it related to science and technology expenses which we included in our discussion in our Form 10-K on page 35, and the impact of the provision for asbestos litigation claims was discussed separately in our Form 10-K on page 35. The Company will continue to identify unusual and infrequent items, including any adjustment related to fresh-start accounting for depreciation, amortization and pension expense, which will impact comparability between the Successor and Predecessor periods in future filings.

Fiscal 2006 compared to Fiscal 2005, page 35

3.

We have read your response to comment four from our letter dated August 10, 2007. We note your discussion related to net sales in your insulating systems segment on page 41 of your Form 10-K for the year ended December 31, 2006. However,

OWENS CORNING

Rufus Decker

Accounting Branch Chief

October 9, 2007

we believe you should quantify the impact of each factor contributing to the change from period to period where practicable. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. Please show us what your revised MD&A for fiscal 2006 as compared to fiscal 2005 will look like, since it will still appear in your next Form 10-K. Please refer to Item 303 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will revise its MD&A prospectively to disclose the quantification of factors, where practicable, contributing to changes from period to period. Below is an example of how the revised discussion of our insulating systems segment on page 41 of our Form 10-K, will look in future filings.

Fiscal Year 2006 Compared to Fiscal Year 2005

Net Sales

Net sales for fiscal 2006 were $2.097 billion, a 6.1% increase from the 2005 level of $1.976 billion. This increase was primarily the result of the continued strong demand in the U.S. housing and remodeling markets during the first nine months of 2006, and robust demand in the commercial and industrial market. The increased sales of $121 million was substantially due to favorable pricing in major product categories, which allowed us to recover energy, material and transportation cost increases. Beginning in the third quarter of 2006, we saw some slowing in demand in our residential construction markets. Net sales in the fiscal fourth quarter decreased 6.4% compared to the prior year. The decrease in net sales is primarily the result of the decline in demand in the fourth quarter of 2006 reflecting weaker housing activity compared to the fourth quarter of 2005 during which residential construction was very strong. The decrease in 2006 fourth quarter sales of $36 million resulted from declines in volume, partially offset by continued price increases year-over-year.

Income from Operations

Income from operations for fiscal 2006 was $467 million, a 10.1% increase from the 2005 level of $424 million. The favorable pricing mentioned above drove the improvement in income from operations as it more than offset the estimated impact of inflation increases of approximately $70 million experienced in raw materials, energy, labor, and transportation. Also impacting fiscal 2006 results were $6 million of additional cost, primarily depreciation and amortization, resulting from the impact of adopting fresh-start accounting.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

October 9, 2007

Fiscal Year 2005 Compared to Fiscal Year 2004

Net Sales

Net sales for the year ended December 31, 2005 were $1.976 billion, an 8.7% increase from the 2004 level of $1.818 billion. The $158 million increase was primarily the result of favorable pricing in major product categories. Strong demand for insulating products kept industry capacity utilization high allowing the segment to increase prices in order to counter significant cost increases.

Income from Operations

Income from operations for the year ended December 31, 2005 was $424 million, a 13.7% increase from the 2004 level of $373 million. The combination of favorable pricing mentioned above and a slight increase in volume totaling approximately $138 million drove the improvement in income from operations. This more than offset the estimated impact of approximately $94 million of increased inflation experienced in raw materials, energy and labor and additional transportation costs.

We will continue in future filings to focus on quantifying, wherever practicable, the majority of increases or decreases in each line item.

OWENS CORNING

Rufus Decker

Accounting Branch Chief

October 9, 2007

*****

As requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8681.

Very truly yours,

/s/ Ronald Ranallo
Ronald Ranallo
Vice President and Corporate Controller

OWENS CORNING